Exhibit 12.1

Statement of Computation of Ratios

(in thousands)

	Nine Months Ended September 30, 2008	Year Ended December 31, 2007	Year Ended December 31, 2006	Seven Months Ended December 31, 2005	Year Ended May 31, 2005	Year Ended May 31, 2004	Year Ended May 31, 2003
Ratio of Earnings to Fixed Charges:
Earnings (loss):
Loss before income taxes	$(47,578)	$(63,718)	$(29,710)	$(17,081)	$(6,024)	$(6,620)	$(3,625)
Add: fixed charges per below	1,970	3,063	15,092	913	313	138	131

Loss, as adjusted	(45,608)	(60,655)	(14,618)	(16,168)	(5,711)	(6,482)	(3,494)

Fixed Charges:
Interest expense	1,809	2,890	14,968	852	211	41	46
Estimated interest expense within rental expense	161	173	124	61	102	97	85

Total fixed charges	1,970	3,063	15,092	913	313	138	131

Deficiency of earnings to cover fixed charges	$(47,578)	$(63,718)	$(29,710)	$(17,081)	$(6,024)	$(6,620)	$(3,625)

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends:
Loss, as adjusted	$(45,608)	$(60,655)	$(14,618)	$(16,168)	$(5,711)	$(6,482)	$(3,494)

Fixed Charges:
Interest expense	1,809	2,890	14,968	852	211	41	46
Estimated interest expense within rental expense	161	173	124	61	102	97	85
Dividends on Series B redeemable convertible preferred stock	0	225	1,880	422	908	1,111	625

Total fixed charges and preferred stock dividends	1,970	3,288	16,972	1,335	1,221	1,249	756

Deficiency of earnings to cover combined fixed charges and preferred stock dividends	$(47,578)	$(63,943)	$(31,590)	$(17,503)	$(6,932)	$(7,731)	$(4,250)